[Letterhead of Genesee & Wyoming]

VIA EDGAR AND FACSIMILE

November 6, 2007

Re:	Genesee & Wyoming Inc. File No. 001-31456 Form 10-K for Fiscal Year Ended December 31, 2006 (the “2006 Form 10-K”)

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: David R. Humphrey, Branch Chief

Dear Mr. Humphrey:

On behalf of Genesee & Wyoming Inc. (the “Company”), we are providing the following response to the comments set forth in the comment letter from the Staff of the Securities and Exchange Commission to Timothy J. Gallagher, dated October 16, 2007. To assist your review, we have retyped the text of the Staff’s comment below.

Form 10-K for the Year Ended December 31, 2006

Financial Statements

Note 2—Significant Accounting Policies

Consolidation, page F-9

1.

We note from disclosure elsewhere in your filing that, during 2006, due to heightened political and economic unrest and uncertainties in Bolivia, you determined that your 22.89% indirect investment in Ferroviaria Oriental S.A. had suffered an other-than-temporary decline in value. As such, you recorded a $5.9 million impairment charge on the equity-method investment. We also note from your disclosure here and elsewhere in your filing that as of June 1, 2006, you discontinued equity accounting for the remaining $3.0 million investment in Oriental, utilizing the cost method instead. Please tell us how such a change is in accordance with paragraphs 19 (h) and (i) of APB 18, if applicable. Specifically, it appears equity method accounting should be used until the recorded value of such investment reaches $0 through application of your pro-rata share of loss. Alternatively, if the change is considered appropriate under paragraphs 17 and 19 (l) of the APB, please provide a detailed description of the specific facts and circumstances that had occurred as of June 1, 2006 and that caused you to change your accounting at that date. Cite your basis in GAAP for this change. In addition, please tell us how the value of the remaining investment was determined. Finally, please revise your financial statements, if appropriate, or tell us why such revision is unnecessary. If you feel that such revision is appropriate but is not material, please provide us with your materiality assessment using both the “iron curtain” and “rollover” methods on a quarterly and annual basis. Also, ensure your analysis uses both quantitative and qualitative factors. Refer to SABs 99, 104, and 108 for guidance.

In 2006, our investment in Ferroviaria Oriental S.A. (Oriental) consisted of two components: a 12.52% stake indirectly owned through an unconsolidated affiliate, Genesee & Wyoming Chile S.A. (GWC), and a 10.37% stake indirectly owned through Genesee & Wyoming Bolivia SRL, a consolidated subsidiary. Together, our share of these indirect investments constituted 22.89% of Oriental’s common stock.

On April 21, 2006, GWC advised its creditors that it was ceasing all efforts to restructure its $12.0 million non-recourse debt obligation, which became due and payable in 2003. Though non-recourse, this debt was secured by GWC’s investment in Oriental. Accordingly, we believe the rights to this 12.52% indirect investment substantively passed to the creditors as of that date. As a result of the substantive defacto transfer of this investment to GWC’s creditors, we did not expect to receive any further value for these shares. Accordingly, the representative carrying value of this investment was reduced to zero during the second quarter of 2006.

Under paragraph 17 of APB 18, a presumption exists that investors with holdings constituting greater than 20% of the voting stock of an investee can exercise significant influence upon an investee, which would require the application of equity accounting for the investment under that standard.

After the substantive defacto transfer of GWC’s investment, we effectively have only a 10.37% indirect investment in Oriental. As a result, we are below the presumptive threshold for equity accounting described in paragraph 17 of APB 18. Accordingly, we believe our decision to discontinue equity accounting during the second quarter of 2006 was in accordance with APB 18.

During the second quarter of 2006, the Bolivian government publicly announced that it was considering the nationalization of Oriental. Given the recent nationalization of the Bolivian oil and gas industry, we believed this threat was credible and deemed the increased political risk to be other than temporary. As a result of the potential decline in value associated with the increased risk, we believed it was appropriate to test the carrying value of our remaining 10.37% indirect investment in Oriental against its estimated fair value. Since there are no reliable quoted prices for these securities, we used a combination of discounted cash flow modeling and informal inquiry of market participants to assess fair value. Based upon these efforts, we concluded an impairment charge was warranted during the second quarter of 2006.

We advise the Staff that the equity method income we generated from this investment in 2004, 2005 and 2006 was approximately $0.7 million, $0.6 million and $0.1 million, respectively. Since discontinuing equity accounting, Oriental has continued to have positive operating results and pay dividends, such that we have recognized cost method dividend income from this investment of $0.5 million in 2007.

In summary, we believe accounting for our remaining 10.37% indirect investment in Oriental under the cost method beginning in the second quarter of 2006 was appropriate. We further believe our assessment and recording of charges reducing the carrying value of each of our indirect investments in Oriental was appropriate based on the information available during the second quarter of 2006. Therefore, we do not believe that any revisions to our financial statements are necessary.

Grants, page F-10

2.	You state that customers sometimes provide fixed funding of certain projects and that you record a gain if the funding exceeds the actual cost. Please describe the significant contractual terms of such funding arrangements. That is, it appears that the funds provided by customers are unrestricted as to use and that there are no requirements to carry over or return unused funds. Please advise, and quantify the amount of these gains recognized during each period for which an income statement is presented.

Historically, a limited number of customers have occasionally provided fixed funding for certain projects. However, despite the legacy accounting policy language in our 2006 Form 10-K, in each of the years for which an income statement is presented, the fiscal years ended December 31, 2004, 2005 and 2006, there were no such fixed funding arrangements and, accordingly, there were no gains recognized.

Since these arrangements are infrequent and the terms vary, we evaluate each such situation to ensure our accounting and disclosure appropriately reflects the terms of the respective arrangement. Accordingly, commencing with our Form 10-K for the fiscal year ending December 31, 2007, we will remove the reference to these types of arrangements from our significant accounting policy disclosures.

Pension and Other Postretirement Benefit Plans, page F-12

3.	If you elect to refer to the use of a “third-party actuary” in connection with your plans’ measurement, you must specifically identify that actuary in your filing. Further, if the filing is incorporated into a registration statement by reference, you must identify that actuary as an “Expert” and include his consent in the transactional filing. Please revise or advise.

In response to the Staff’s comment, we will remove the reference to “third-party actuary” from our disclosures commencing with our Form 10-K for the fiscal year ending December 31, 2007.

Note 3—Changes in Operations

Australia, page F-15

4.

We note from your disclosure here and elsewhere in your filing that your purchase price allocation related to the GWA purchase, executed in Q2 2006, was not completed until Q2 2007. It is unclear from your disclosure why the allocation period was held open. Please note that SFAS 141 defines the end of the allocation period as the point in time when the acquiring entity is no longer waiting for information that it has arranged to obtain or knows to be obtainable. As such, the existence of a pre-acquisition contingency for which an asset, a liability, or an impairment of an asset cannot be estimated does not, in itself, extend the allocation period. Please also note that the definition as contained in SFAS 141 sets forth one year as an outside limit. Given this definition and the disclosure requirements of paragraph 51 (h) of SFAS 141, please explain to us and revise asset allocation disclosures throughout your filing to discuss the facts and reasons the purchase price allocation had not been finalized as well as the nature and amount of any material adjustments to the original purchase price allocation. Your response should specifically address all acquisitions disclosed in your financial statements.

GWA Purchase

In the second quarter of 2006, we and our then-50% partner, Wesfarmers Limited (Wesfarmers), completed the sale of the Western Australia operations and certain other assets of the Australian Railroad Group Pty Ltd (ARG) to Queensland Rail and Babcock & Brown Limited (the ARG Sale). Simultaneous with the ARG Sale, we purchased Wesfarmers’ 50% ownership of the remaining ARG operations, which are principally located in South Australia, for approximately $15.1 million (the GWA Purchase). This business was renamed Genesee & Wyoming Australia Pty Ltd (GWA).

Subsequent to the acquisition, we had arranged to obtain accounting records related to GWA from ARG. During the process of transferring this accounting information in the third quarter of 2006, we became aware of pre-acquisition net accounts payable of $1.3 million that had not been reflected in the preliminary purchase price allocation. Accordingly, the allocation period for the GWA Purchase was held open pending resolution of whether our former partner, Wesfarmers, would reimburse us for their 50% share of these liabilities. The outcome of this disputed working capital item led to an adjustment to the final purchase price allocation in the second quarter of 2007.

Prior to completion of the purchase price allocation, paragraph 51(h) of SFAS 141 requires indication of the fact that the allocation is not yet complete and the reasons therefore. That paragraph also requires disclosure of any material adjustments made to the initial allocation. Since we did not consider this a material potential adjustment, we identified in our Form 10-K for the year ended December 31, 2006, that the purchase price allocation was preliminary but did not separately identify the potential adjustment within our disclosures.

During the second quarter of 2007, we closed the allocation period and completed the purchase price allocation for the GWA Purchase. Our Form 10-Q for the three months ended June 30, 2007, disclosed that we completed the purchase price allocation without material modification from the preliminary allocation.

Chattahoochee Bay Railroad

In the third quarter of 2006, through our newly formed subsidiary, the Chattahoochee Bay Railroad, Inc., we acquired the assets of the Chattahoochee & Gulf Railroad Co., Inc. and the H&S Railroad Company, Inc. for $6.1 million. At the time of our 2006 Form 10-K, we were not awaiting any information to complete the purchase price allocation as described in SFAS

141. We identified this fact prior to filing our Form 10-Q for the first quarter of 2007 and revised our disclosure therein as appropriate.

Rail Partners

In the second quarter of 2005, we acquired from Rail Management Corporation (RMC) substantially all of its rail operations (collectively, Rail Partners) for $238.2 million. In October 2005, a legal complaint was filed against one of the acquired RMC properties. Since substantially all of the allegations described in the complaint arose as a result of operations and activities prior to our acquisition and were made known while we were waiting for information related to the Rail Partners acquisition, an adjustment to the allocation was appropriate.

Because we were evaluating the facts from the initial complaint and knew additional information would become available through progression of the related litigation, we extended the allocation period with an understanding that the period could not extend beyond the one year limit of SFAS 141. As a result, during the second quarter of 2006, we closed the allocation period and completed the purchase price allocation for the Rail Partners acquisition. Specifically, we reclassified $6.6 million between intangible assets and goodwill as a result of the information obtained on this subject.

Our Form 10-Q for the three months ended June 30, 2006, disclosed that we completed the purchase price allocation and described the adjustment made to the preliminary allocation as required by paragraph 51(f) of SFAS 141. Subsequent filings, including our 2006 Form 10-K, also include related disclosure.

Note 10. Derivative Financial Instruments, page F-31

5.	Refer to your discussion of the foreign currency hedge on page F-32. Hedge accounting is permitted only for certain hedging instruments and items, so not all economic hedges qualify for hedge accounting. Even if other hedge criteria would otherwise be met, certain transactions cannot qualify as hedged items for accounting purposes. These items include equity-method investments and disposals of equity-method investments. If the two foreign currency forward contracts entered into in February 2006 were considered to be economic hedges but did not qualify for hedge accounting, please expand your disclosures to explain this fact. If you believe that hedge accounting is permitted for these instruments, please provide a detailed explanation of the nature and purpose of foreign currency hedges and identify your basis in GAAP for the use of hedge accounting.

We entered into the foreign currency forward contracts in February 2006 in order to hedge a portion of our 50% investment in ARG. At inception, the contracts were designated as net investment hedges as described in SFAS 133. We then consistently applied hedge accounting to these economic hedges through expiration of the contracts, testing effectiveness periodically as required. We also applied equity accounting to the ARG investment in accordance with APB 18.

According to paragraph 42 of SFAS 133, net investment hedges under SFAS 52 continue to qualify for hedge accounting. Paragraph 474(a) provides the objectives of the FASB in this regard, specifically stating that one objective of SFAS 133 was: “to continue to permit hedge accounting for the types of hedged items and hedging instruments that were permitted hedge accounting under SFAS 52.”

In reference to SFAS 52, paragraph 20 states that gains and losses from foreign currency transactions designated as, and effective as, economic hedges in the net investment in a “foreign entity” shall not be included in determining net income but shall be reported in the same manner as translation adjustments. SFAS 52 then defines the term “foreign entity” as “an operation (for example, subsidiary, division, branch, joint venture, etc.) whose financial statements (a) are prepared in a currency other than the reporting currency of the reporting enterprise and (b) are combined or consolidated with or accounted for on the equity basis in the financial statements of the reporting enterprise.”

Following this guidance, we recorded an unrealized gain on the foreign currency forward contracts of $6.4 million to the currency translation adjustment account in accumulated other comprehensive income in the first quarter of 2006 and, pursuant to paragraph 45(c) of SFAS 133, fully disclosed this fact in our Form 10-Q for the three months ended March 31, 2006. As these contracts settled in the second quarter of 2006, we similarly recorded a loss of $10.7 million for the quarter.

In accordance with SFAS 52, the cumulative translation adjustment is relieved with an offset recorded in the income statement upon substantial or complete liquidation of an investment in a foreign entity. As such, the net effect of these unrealized gains and losses, which produced a realized net loss of $4.3 million, was appropriately recorded as part of our net gain on the ARG Sale during the second quarter of 2006 and was disclosed as such in our Form 10-Q for the three months ended June 30, 2006. To the degree appropriate, similar disclosures were made in subsequent filings, including our 2006 Form 10-K.

In summary, we believe we appropriately followed the applicable guidance of SFAS 133, which permits hedge accounting previously allowed under SFAS 52, by applying hedge accounting to these net investment hedges of our investment in ARG. Therefore, we do not believe that any revisions to our disclosures are necessary.

Form 10-Q for the Quarterly Period Ended June 30, 2006

6.

We note from your disclosure that you informed SCT of your intention to cease FCCM’s Mexican operations due to damage sustained during 2005’s Hurricane Stan, and that the liquidation of such operations is expected to be completed before the end of the fiscal year. We also note that you have presented Mexican operations at both December 31, 2006 and June 30, 2007 as a separate segment, indicating discreet financial information is available. In this regard, we note that you refer to this anticipated disposal as a “liquidation.” Please explain, in expanded detail, how your accounting complies with paragraphs 27 and 28 of SFAS 144. As a related matter, you also state that the Mexican government may acquire or lease FCCM’s equipment based upon fair market value. Absent such an acquisition, the company intends to sell the equipment in the United States. Please tell us whether and how a probable sale of assets would alter your presentation and accounting.

In conjunction with the financial close for the quarter ended September 30, 2006, we evaluated the long-lived assets of our Mexican operations, which were classified as “held and used” in accordance with SFAS 144, for impairment as described in paragraphs 7 though 9 of that standard. At that point in time, we had concluded that it was probable that the Mexican government would not commit adequate resources to fund the reconstruction of the hurricane-damaged portion of our Mexican railroad and, as disclosed, we did not intend to fund the additional costs. Accordingly, we recorded a pre-tax charge of $33.1 million in the third quarter of 2006 reflecting the write-down of non-current assets of our Mexican operations to their estimated fair value. The remaining balance of non-current assets was primarily related to the net realizable value of rolling stock and other readily-transferable assets.

As disclosed in our Form 10-Q for the three months ended June 30, 2007, on June 25, 2007, our wholly-owned subsidiary, Ferrocarriles Chiapas-Mayab, S.A. de C.V. (FCCM) formally notified the Secretaria de Comunicaciones y Transporte (SCT) of its intent to cease its rail operations and to resign its 30-year concession from the Mexican government. The SCT has challenged FCCM’s right to cease operations and resign the concession. Notwithstanding this challenge, pursuant to the terms of our concession, we believe our resignation triggered the Mexican government’s right to acquire or lease FCCM’s equipment based on fair market value. As a result, if the government exercised its rights there was a remote chance we would have an ongoing operation in Mexico. Therefore, although we acknowledged our intent to liquidate the Mexican operations, absent a formal notice from the Mexican government indicating an intention not to acquire or lease FCCM’s equipment, or a lapse of these rights, we concluded that the assets of our Mexican operations were not available for immediate sale in their present condition as of June 30, 2007, and, therefore, would not qualify for accounting as “held for sale” or presentation as discontinued operations at that time in accordance with paragraph 30 of SFAS 144. We also concluded that these assets did not meet the requirements for disposal other than by sale in accordance with paragraph 27 of SFAS 144. Therefore, we continued to treat the assets as “held and used” as of June 30, 2007. Accordingly, we again applied paragraphs 7 through 9 of SFAS 144 and determined that the carrying amount of the long-lived assets of our Mexican operations did not exceed their fair value as of June 30, 2007. This was primarily because of the impairment charges previously recorded in the third quarter of 2006.

At September 30, 2007, however, we concluded that our Mexican operations now meet the criteria for discontinued operations described in paragraph 27 of SFAS 144 and we plan to adjust our presentation and disclosure accordingly. During the third quarter of 2007, we ceased all operations of FCCM and commenced formal liquidation proceedings. The SCT continues to contest the resignation of the concession and has seized substantially all of FCCM’s operating assets. Although we are legally contesting this seizure, we have no expectation that the Mexican government will return the assets within the foreseeable future. In addition to presenting the results of our Mexican operations for the third quarter of 2007 as discontinued operations, all prior periods presented will be adjusted to reflect this classification for that business in our Form 10-Q for the three months ended September 30, 2007.

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As requested by the Staff, the Company acknowledges that, with respect to filings made by the Company:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

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Please do not hesitate to call Timothy J. Gallagher at (203) 629-3722 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Very truly yours,

GENESEE & WYOMING INC.

/s/ Timothy J. Gallagher
By: Timothy J. Gallagher Title: Chief Financial Officer